Exhibit 21.1

SUBSIDIARIES OF THE QUIGLEY CORPORATION

Subsidiaries	State or other Jurisdiction of Incorporation

Darius International Inc.	Delaware
Innerlight Inc.	Delaware
Innerlight Global Pte. LTD	Singapore
Innerlight Global Company	Taiwan

On February 29, 2008, the Company sold this wholly owned subsidiary, Darius International Inc. (“Darius”) to InnerLight Holdings, Inc.  (See Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and Note 17 “Subsequent Events” for additional information.)

Quigley Pharma Inc.	Delaware
Quigley Manufacturing Inc.	Delaware

The above subsidiaries are included in the consolidated financial statements for the year ended December 31, 2007.